Exhibit 99.1

Market Announcement

24 December 2018

Prana Biotechnology Limited (ASX: PBT) – Trading Halt

Description

The securities of Prana Biotechnology Limited (‘PBT’) will be placed in trading halt at the request of PBT, pending it releasing an announcement. Unless ASX decides otherwise, the securities will remain in trading halt until the earlier of the commencement of normal trading on Friday, 28 December 2018 or when the announcement is released to the market.

Issued by

Jon Chow

Adviser, Listings Compliance (Melbourne)

24 December 2018	Market Announcement 1/1
ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

Monday 24 December 2018

Ms Cheng Tang

Senior Adviser, Listings Compliance (Melbourne)

ASX Compliance Pty Limited

Level 4, North Tower

Rialto Towers, 525 Collins Street

MELBOURNE VIC 3000

By email only:	cheng.tang@asx.com.au
tradinghaltsmelbourne@asx.com.au

Dear Madam

REQUEST FOR TRADING HALT

Prana Biotechnology Limited (ASX: PBT) (the Company) requests an immediate halt to the trading of the Company’s ordinary shares quoted on the Australian Securities Exchange (ASX) in accordance with ASX Listing Rule 17.1.

The trading halt is requested pending an announcement to be made by the Company to the market in relation to a proposed capital raising (“purpose”).

In accordance with ASX Listing Rule 17.1, the Company provides the following information in relation to the request:

1.	The trading halt is necessary to assist the Company in managing its continuous disclosure obligations as the Company expects to make a material announcement to the market in relation to the stated purpose above.

2.	The Company requests that the trading halt remains in place until the earlier of commencement of when the announcement regarding the stated purpose above is made, or after two Halt Trading days as defined by the ASX listing Rules.

3.	The Company is not aware of any reason why the trading halt should not be granted or of any further information necessary to inform the market about the trading halt.

Please contact me if you require any further information concerning this matter.

Yours faithfully,

PRANA BIOTECHNOLOGY LIMITED

Phillip Hains

Company Secretary

Prana Biotechnology Limited

Level 3, 460 Bourke Street, Melbourne, VIC 3000 Australia

T: +61 (0)3 9349 4906 | WWW.pranabio.com